UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) announced today that, further to the resolutions adopted at its Ordinary General Shareholders’ Meeting held on March 25, 2025 and the announcement made on March 26, 2025 in relation to the declaration of a cash dividend in an aggregate amount of USD $130 million, payable in four equal installments in USD (of USD $32.5 million each installment), holders of Cemex Ordinary Participation Certificates (“CPO”) and American Depositary Shares (“ADS”) as of the record date of September 17, 2025, will be entitled to receive the second installment of the cash dividend (USD $32.5 million). Each ADS represents 10 CPOs.

As background, the first installment of the dividend was paid on June 18, 2025, and the third and fourth installments of the dividend, respectively, are currently scheduled to be paid starting on December 16, 2025 and March 12, 2026.

Cemex will proceed to make payment of the second installment of the cash dividend at the rate of approximately USD $0.000746 per share, against the delivery of coupon 156 (one hundred and fifty-six) adhered to the share certificates representing all of the outstanding shares that make up the paid-up capital stock of Cemex. CPO holders will receive approximately USD $0.002238 per CPO and ADS holders will receive approximately USD $0.022380 per ADS in the second installment of the cash dividend. Cemex intends to announce the corresponding final dividend amounts per share, CPO, and ADS for the second installment of the dividend, by no later than September 15, 2025.

The second installment of the cash dividend should be paid to holders of bearer shares and CPO holders on September 18, 2025 in Mexican Pesos at the exchange rate determined by the Bank of Mexico (Banco de México) on September 15, 2025. ADS holders are expected to receive payment of the second installment of the dividend on or around September 25, 2025. The last day to acquire CPOs and ADSs with dividend payment rights will be September 15, 2025, respectively.

The declared dividend comes from the Net Tax Profit Account (Cuenta de Utilidad Fiscal Neta or CUFIN) of Cemex as of December 31, 2013; therefore, no tax withholding will be made for the payment of this dividend.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: September 5, 2025	By:	/s/ Jaime Martínez Merla
Name: Jaime Martínez Merla
Title: Chief Comptroller